THE SALE OF UNITS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF UNITS IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF THE UNITS ARE SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT

FOR

HCIC HOLDINGS, LLC

Dated as of August 17, 2009

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TABLE OF CONTENTS

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<u>List of Exhibits and Schedules</u>

Exhibit A   Members, Addresses, Units

Exhibit B   List of Share Options

Exhibit C   List of Real Property Options

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LIMITED LIABILITY COMPANY AGREEMENT
FOR
HCIC HOLDINGS, LLC

This Limited Liability Company Agreement (this "Agreement") of HCIC Holdings, LLC, a Colorado limited liability company (the "Company"), dated as of August 17, 2009 (the "Effective Date"), is among the Members.

In consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE I
DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the indicated meaning:

"Accord" is defined in the Preamble.

"Act" means the Colorado Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, a deficit balance in such Member's Capital Account as of the end of the fiscal year after giving effect to the following adjustments: (a) Credit to such Capital Account the additions, if any, permitted by Treasury Regulations §§ 1.704-1(b)(2)(ii)(*c*) (referring to obligations to restore a capital account deficit), 1.704-2(g)(1) (referring to "partnership minimum gain") and 1.704-2(i)(5) (referring to a partner's share of "partner nonrecourse debt minimum gain"), and (b) Debit to such Capital Account the items described in §§ 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation § 1.704-1(b)(2)(ii)(*d*).

"Adjusted Properties" is defined in Section 9.2.

"Advisor" is defined in Section 4.3(e).

"Affiliate" means with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. As used in this definition, the word "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the introductory paragraph.

"Appraiser" is defined in Section 11.4.

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"Available Cash" means, at a particular time, the cash and cash equivalents held by the Company, less such cash reserves as the Managers determine are necessary to pay on a timely basis Company costs and expenses, including operating costs and expenses, taxes, debt service, capital expenditures and other obligations of the Company, taking into account the anticipated revenues of the Company.

"Bankruptcy" means, with respect to a Person, any of the following acts or events: (a) making an assignment for the benefit of creditors, (b) filing a voluntary petition in bankruptcy, (c) becoming the subject of an order for relief or being declared insolvent or bankrupt in any federal or state bankruptcy or insolvency proceeding, (d) filing a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, (e) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in a proceeding of the type described in clause (c) or (d) of this definition, (f) making an admission in writing of an inability to pay debts as they mature, (g) giving notice to any governmental authority that insolvency has occurred, that insolvency is pending, or that operations have been suspended, (h) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of all or any substantial part of its properties, or (i) the expiration of 90 days after the date of the commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation if the proceeding has not been previously dismissed, or the expiration of 60 days after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties, if the appointment has not previously been vacated or stayed, or the expiration of 60 days after the date of expiration of a stay, if the appointment has not been previously vacated.

"Business" is defined in Section 2.5.

"Business Day" means any day other than a Saturday or Sunday or other day upon which banks are authorized or required to close in the State of Colorado.

"Call Party" means with respect to the occurrence of a Call Right Event, any Member.

"Call Person" means, with respect to a Call Party, any Affiliate of such Call Party, and any of their respective assignees, transferees or successors, whether by voluntary or involuntary Transfer, of any Company Interest.

"Call Price" is defined in Section 11.3(d).

"Call Right Event" means, with respect to a Call Party, the Bankruptcy or the anticipated Bankruptcy of the Call Party, as reasonably determined by the Call Party (and if the Call Party at any time anticipates that a Bankruptcy with respect to Call Party is reasonably likely to occur, the Call Party shall send a written notice to the Managers).

"Capital Account" is defined in Section 10.2(a).

"Capital Contribution" means for any Member at the particular time in question the aggregate of the dollar amounts of any cash and cash equivalents contributed by such Member to

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the capital of the Company, plus the value, as determined by the Members, of any property contributed by such Member to the capital of the Company.

"Carrying Value." The initial "Carrying Value" of property contributed to the Company by a Member means the value of such property at the time of contribution as determined by the Members. The initial Carrying Value of any other property shall be the adjusted basis of such property for federal income tax purposes at the time it is acquired by the Company. The initial Carrying Value of a property shall be reduced (but not below zero) by all subsequent depreciation, cost recovery, depletion and amortization deductions with respect to such property as taken into account in determining profit and loss. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 10.2(b) and Treasury Regulation § 1.704-1(b)(2)(iv)(*m*), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions, acquisitions or improvements of Company properties, as deemed appropriate by the Members.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future Law.

"Company" is defined in the introductory paragraph.

"Company Interest" means any Units, and any other rights in the Company, including, without limitation, any economic rights as an assignee, transferee or successor of any Member.

"Confidential Information" means information concerning the properties, operations, business, trade secrets, technical know-how and other non-public information and data of or relating to the Company, its properties and any technical information with respect to any project of the Company.

"Contribution Agreement" means the Contribution Agreement entered into among Navidec Sub, Two Rivers, the members of Two Rivers, Accord, the members of Accord and the Company as of the Effective Date.

"Deadlock" is defined in Section 5.1.

"Disability" means a physical or mental illness or disability that prevents a Manager from performing his customary duties for the Company for a continuous period of one month or more.

"Effective Date" is defined in the introductory paragraph.

"Fair Value" is defined in Section 11.4.

"Financing Contribution Amount" has the meaning set forth in Section 11.8.

"Information Materials" is defined in Section 4.3(e).

"Law" or "Laws" means all applicable federal, state, tribal and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders,

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directives, judgments, decrees, restrictions and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Lien" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, option, right of first refusal or other transfer restriction or encumbrance of any kind (including preferential purchase rights, conditional sales agreements or other title retention agreements, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction to evidence any of the foregoing).

"Major Decision" is defined in Section 5.3.

"Manager" is defined in Section 5.1.

"Member" means a Person designated as an initial Member of the Company on Exhibit A attached hereto, a Person admitted as an additional Member pursuant to Section 2.7 and a Person admitted as a substituted Member pursuant to Section 11.5.

"Membership Interest" means, with respect to any Member, (a) that Member's status as a Member, (b) that Member's Capital Account and share of the Profits, Losses and other items of income, gain, loss, deduction and credits of, and the right to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement, (c) all other rights, benefits and privileges enjoyed by that Member (under the Act or this Agreement) in its capacity as a Member, including that Member's rights to vote, consent and approve those matters described in this Agreement, and (d) all obligations, duties and liabilities imposed on that Member under the Act or this Agreement in its capacity as a Member. Membership Interests shall be denominated in Units.

"Navidec Manager" means John McKowen.

"Navidec Stock" means the common stock in Navidec Financial Services, Inc..

"Navidec Sub" means Two Rivers Water Company, a Colorado corporation.

"Navidec Unit" means one share of Navidec Stock and the rights under a Warrant to purchase one share of Navidec Stock.

"Notice of Additional Capital Contributions" means, with respect to any call for additional Capital Contributions from the Members, a notice from the Manager setting forth (a) the additional Capital Contribution required from each Member, and (b) the date on which such additional Capital Contributions are required to be made to the Company.

"Person" means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, governmental authority or any other entity.

"Prime Rate" means a rate per annum equal to the *lesser of* (a) an annual rate of interest which equals the floating commercial loan rate as published in the Wall Street Journal from time

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to time as the "Prime Rate," adjusted in each case as of the banking day in which a change in the Prime Rate occurs, as reported in the Wall Street Journal; *provided, however,* that if such rate is no longer published in the Wall Street Journal, then it shall mean an annual rate of interest which equals the floating commercial loan rate of Citibank N.A., or its successors and assigns, announced from time to time as its "base rate," adjusted in each case as of the banking day in which a change in the base rate occurs, and (b) the maximum rate permitted by applicable Law.

"Private Placement" means a private placement to be conducted by Navidec Financial Services, Inc. in connection with the transactions contemplated in this Agreement.

"Profit" or "Loss" means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including, without limitation, the provisions of paragraphs 1.704-1(b)(2)(iv)(*g*) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction and loss.

"Real Property Options" means those options to purchase real estate that were entered into between certain shareholders in the Huerfano-Cucharas Irrigation Company and Accord Resources, LLC, all of which were subsequently transferred to Two Rivers, including those options specified in Exhibit C, which shall be transferred pursuant to the Assignment and Assumption of Share Purchase Agreements and Real Property Options between Two Rivers and the Company being entered into as of the Effective Date.

"Regulatory Allocations" is defined in Section 8.2(h).

"Repurchase Notice" is defined in Section 11.3(a).

"Required Interest" means Members holding 51% of the issued and outstanding Units.

"Securities Act" means the Securities Act of 1933, as amended from time to time. Any reference herein to a specific section or sections of the Securities Act shall be deemed to include a reference to any corresponding provision of future law.

"Share Options" means those options to purchase shares in the Huerfano-Cucharas Irrigation Company by Accord Resources, LLC, all of which were subsequently transferred to Two Rivers, including those options specified in Exhibit B, which shall be transferred pursuant to the Assignment and Assumption of Share Purchase Agreements and Real Property Options between Two Rivers and the Company being entered into as of the Effective Date.

"Sharing Ratio" means, with respect to a Member, a percentage, the numerator of which is the number of issued and outstanding Units held by such Member, and the denominator of which is the total number of issued and outstanding Units.

"Transfer" means, with respect to any asset, including Units or any portion thereof, including any right to receive distributions from the Company or any other economic interest in the Company, a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by merger, exchange, consolidation or other operation of Law, including the following: (a) in the case of an asset

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owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise, (b) in the case of an asset owned by a Person which is not a natural person, a distribution of such asset, including in connection with the dissolution, liquidation, winding up or termination of such Person (other than a liquidation under a deemed termination solely for tax purposes), and (c) a disposition in connection with, or in lieu of, a foreclosure of a Lien; *provided, however,* a Transfer shall not include the creation of a Lien.

"Transaction Documents" means this Agreement, the Contribution Agreement and the other documents, agreements, instruments and certificates to be executed and delivered under Sections 2.4 and 2.5 of the Contribution Agreement.

"Treasury Regulations" means regulations issued by the Department of Treasury under the Code. Any reference herein to a specific section or sections of the Treasury Regulations shall be deemed to include a reference to any corresponding provision of future regulations under the Code.

"Two Rivers" means Two Rivers Basin LLC, a Colorado limited liability company.

"Two Rivers Manager" means Fred F. Jones.

"Unit" is defined in Section 2.7.

"Warrant" means a warrant to purchase shares of stock in Navidec Financial Services, Inc., in such form as the Members and Navidec Financial Services, Inc. may reasonably agree, which shall provide for an exercise price of $3.00 per share and a term of five years.

ARTICLE II
THE LIMITED LIABILITY COMPANY

2.1   Formation. The Manager has caused the formation of the Company pursuant to the Act. The Members agree that the Company shall be governed by the terms and conditions set forth in this Agreement. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that is also provided for in the Act.

2.2   Name. The name of the Company shall be HCIC Holdings, LLC.

2.3   Certificate of Formation. The Manager has caused a certificate of formation that complies with the requirements of the Act to be properly filed with the Colorado Secretary of State. The Manager shall execute such further documents (including amendments to the certificate of formation) and take such further action as shall be appropriate or necessary to comply with the requirements of Law for the formation, qualification or operation of a limited liability company in all states and counties where the Company may conduct its business.

2.4   Registered Office and Agent; Principal Place of Business. The location of the registered office of the Company and the Company's registered agent at such address shall be determined by the Members. The location of the principal place of business of the Company shall be at such location as the Members may from time to time select.

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2.5 **Purpose**. The business of the Company shall be the ownership and investment in interests relating to water rights in Huerfano County, Colorado and real estate related to such water rights (the "Business"), and the Company shall be authorized to conduct any business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act. The Business and other activities of the Company may be conducted directly by the Company or indirectly through another company, joint venture or other arrangement.

2.6 **The Members**. The name, business address and number of Units of each initial Member are set forth on Exhibit A attached hereto. Upon the admission of additional or substituted Members in accordance with this Agreement, the Manager shall update Exhibit A attached hereto to reflect the then current ownership of Units. Notwithstanding anything to the contrary herein, the update by the Manager of Exhibit A pursuant to this Section 2.6 shall not be considered an amendment to this Agreement.

2.7 **Authorized Units; Issuance of Additional Membership Interests**. The Membership Interests authorized to be issued by the Company shall be denominated in units (each, a "Unit"). As of the Effective Date, the Company is authorized to issue 50,000,000 Units. With the prior approval of the Members, the Managers may from time to time (a) increase or decrease (but not below the total number of then outstanding Units) the total number of Units that the Company is authorized to issue and the number of Units constituting any class or series of Units, (b) authorize the issuance of additional classes or series of Units and fix and determine the designation and the relative rights, preferences, privileges and restrictions granted to or imposed on such additional classes and series of Units (including the rights, preferences and privileges that are senior to or have preference over the rights, preferences or privileges of any then outstanding or authorized class or series of Units) and (c) amend or restate this Agreement as necessary to effect any or all of the foregoing. Additional Units may be issued for such Capital Contributions as shall be approved by the Members. If the issuance of additional Units has been properly approved in accordance with this Agreement, the Persons to whom such additional Units have been issued shall automatically be admitted to the Company as Members with respect to such additional Units, subject to the satisfaction or waiver of the requirements set forth in Section 11.7.

2.8 **Term**. The Company shall have perpetual existence; *provided*, that the Company shall be dissolved upon the occurrence of an event set forth in Section 12.1.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1 **Initial Capital Contributions**. Concurrently with the execution and delivery of this Agreement, each of the initial Members is making the initial Capital Contribution to the Company described opposite its respective name on Exhibit A attached hereto. Initial Capital Contributions of additional Members shall be governed by Section 2.7. The initial Capital Contributions are further described in the Contribution Agreement and the related documents provided for therein.

3.2 **Additional Capital Contributions**. The Members may, but shall not be obligated to, make additional Capital Contributions to the Company in accordance with their

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Sharing Ratios or in such other manner as a Required Interest of the Members may agree. With joint consent of the Managers (with the Navidec Manager retaining its sole discretion to grant or deny such consent, including on the basis of due diligence), the Company may make a capital call on Navidec Sub, up to an additional $2,500,000 commitment, without any corresponding obligation of Two Rivers for such amount. No additional Units will be issued for any capital contribution pursuant to this $2,500,000 commitment, unless otherwise agreed by the Mangers.

   3.3 **No Third Party Right to Enforce**. No Person other than a Member shall have the right to enforce any obligation of a Member to contribute capital hereunder and specifically no lender or other third party shall have any such rights.

   3.4 **Return of Contributions**. No Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. No unrepaid Capital Contribution shall constitute a liability of the Company, any Manager or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member's Capital Contributions. The provisions of this Section 3.4 shall not limit a Member's rights under Article XII.

   3.5 **Discretionary Loans**. If at any time the Company has insufficient Available Cash and reserves to conduct its business and operations consistent with its ordinary and usual course, the Members may, if requested by the Managers, but shall not be obligated to, advance all or any portion of such cash deficiency to the Company; provided, however, that Navidec Sub shall not be permitted to make any advance as a loan until it has contributed $2,850,000 in cash in aggregate Capital Contributions. If more than one Member elects to make such advance, the electing Member shall make the advance in proportion to their respective Sharing Ratios. All advances made pursuant to this Section 3.5 shall constitute a loan from the advancing Members to the Company, shall bear interest at the Prime Rate and shall not be considered as part of the Company's equity or Members' Capital Contributions. Any such loan shall be subordinate to any loans from any then existing third-party lender to the Company if required by such lender, and shall be repaid prior to any other distributions to the Members.


ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS


   4.1 **General Representations and Warranties**. Each Member represents and warrants to the Managers, the other Members and the Company as follows:

   (a) It is the type of legal entity specified in <u>Exhibit A</u> of this Agreement, duly organized and in good standing under the laws of the jurisdiction of its organization and is qualified to do business and is in good standing in those jurisdictions where necessary to carry out the purposes of this Agreement;

   (b) The execution, delivery and performance by it of this Agreement and all transactions contemplated herein are within its entity powers and have been duly authorized by all necessary entity actions (and with respect to the representation by Two Rivers, such

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representation shall extend to include due authorization of all necessary entity actions by Accord);

(c)   This Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general principles of equity; and

(d)   The execution, delivery and performance by it of this Agreement will not conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of (i) any applicable Law, (ii) if it is an entity, its governing documents, or (iii) any agreement or arrangement to which it or any of its Affiliates is a party or which is binding upon it or any of its Affiliates or any of its or their assets.

4.2   **Conflict and Tax Representations**. Each Member represents and warrants to the Manager, the other Members and the Company as follows:

(a)   Such Member has been advised that (i) a conflict of interest exists among the Members' individual interests, (ii) this Agreement has tax consequences and (iii) it should seek independent counsel in connection with the execution of this Agreement;

(b)   Such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the tax consequences of this Agreement; and

(c)   This Agreement and the language used in this Agreement are the product of all parties' efforts and each party hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of an agreement.

4.3   **Investment Representations and Warranties**. Each Member represents and warrants to the Manager, the other Members and the Company as follows:

(a)   Such Member understands that the representations and warranties set forth in this Section 4.3 are being provided and relied upon by the Company to determine whether the sale of Units may be made by the Company to the Member in reliance upon an exemption from the registration requirements of the Securities Act and similar exemptions from applicable state securities laws.

(b)   Information contained in this Agreement and any other documents provided to the Company as it relates to such Member is complete and accurate in all material respects and may be relied upon by the Company in determining the availability of an exemption from the registration requirements of the Securities Act and an exemption from the analogous provisions of applicable state securities laws for the offer and sale of Units by the Company to the Member.

(c)   The Member is acquiring Units for the Member's own account, for investment only and not for the account of any other Person or with a view to the distribution of such Units. The Member will not Transfer its Units or any interest therein except pursuant to an

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effective registration statement under the Securities Act and effective qualifications or registrations under applicable state securities laws or pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities laws.

(d)   The Member understands that its Units have not been registered under the Securities Act or with any state securities authority, and that neither the Securities and Exchange Commission nor any state securities authority has approved the Units, passed upon or endorsed the merits of the offer or sale of the Units or of the Units themselves, confirmed the accuracy or determined the adequacy of any materials or information presented or made available to the Member in connection with his acquisition of its Units or reviewed such materials or information.

(e)   The Member acknowledges that the documents, records, and books of the Company (collectively, the "Information Materials") pertaining to the Member's acquisition of its Units have been made available for inspection by the Member and, if requested, his representatives, including his attorneys, accountants, and business and tax advisors (the "Advisors") and that the Company has advised the Member to consult with the Advisors regarding the terms of its purchase of its Units, the suitability of the investment in light of the Member's financial condition, considerations and needs, and after due consideration and consultation with the Advisors, the Member has determined that the purchase of the Units by the Member is suitable for the Member.

(f)   The Member and the Advisors have received and reviewed the Information Materials and have had the opportunity to obtain any additional information necessary to verify the accuracy and completeness of the information contained in the Information Materials received or reviewed in connection with the purchase of the Units by the Member and have had the opportunity to meet with representatives of the Company regarding the terms of the Member's purchase of its Units, the nature of interests in the Company and the finances, operations, business, and prospects of the Company as deemed relevant by the Member and the Advisors, and any such questions have been answered and requested information has been provided to the Member and the Advisors' full satisfaction.

(g)   The Member, either individually or with the Advisors, has significant business and investment experience, including investment in non-registered securities, and is knowledgeable about investment considerations with respect to limited liability companies. The Member, either individually or with the Advisors, has such knowledge and experience in financial, tax, and business matters so as to enable the Member to utilize the information made available to the Member to evaluate the merits and risks of the purchase of its Membership Interest and to make an informed investment decision with respect to such investment.

(h)   The Member understands that the Member must bear the economic risk of the purchase of its Units indefinitely because neither the Units nor any interest therein may be Transferred unless subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from the registration requirements under each of those Laws is available for such disposition of the Units by the Member, that there is no market for the Units and it is unlikely one will develop, and that the Units are subject to significant restrictions on Transfer as set forth in this Agreement.

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(i)   The Member has a sufficient net worth to sustain a loss of all of its Units in the event such a loss should occur, and the Member's overall investment in securities that are not readily marketable is not excessive in view of the Member's net worth and financial commitments.

(j)   The Member and the Advisors have reviewed this Agreement and understand the terms and conditions of this Agreement and the rights and privileges of the owner of Units.

4.4   Survival. The representations and warranties set forth in this Article IV shall survive the execution and delivery of this Agreement and any documents of Transfer provided under this Agreement.

ARTICLE V
COMPANY MANAGEMENT

5.1   Managers; Deadlock.

(a)   The Company shall be managed by two managers (the "Managers"), who shall act jointly. The initial Managers shall be Navidec Manager and Two Rivers Manager. The number of Managers may be increased or decreased only with the prior approval of a Required Interest of the Members. At any time that there are an even number of Managers, any dispute between or among the Managers that results in a tie vote shall be settled by the vote of a Required Interest of the Members. A "Deadlock" shall be deemed to have occurred if, in connection with such a dispute, with a Major Decision under Section 5.3 or with another decision of the Members pursuant to this Agreement, one Member does not support an action or decision of the other Member and expresses such lack of support (a) in a negative vote resulting in a tie vote at a meeting of Members, (b) in a written negative response to a written consent executed by the proposing Member, or (c) by failure to respond within twenty Business Days to a second written consent executed and delivered by the proposing Member that is sent at least twenty Business Days after an identical initial written consent executed and delivered by the proposing Member.

(b)   Upon occurrence of Deadlock, either Member may request mediation by giving written notice of such request to the other Member. The Members agree to participate in good faith in any such mediation, which shall be conducted under the Commercial Mediation Rules of the American Arbitration Association, unless otherwise agreed by the Members. Any claim, dispute or other matter in question submitted to mediation that is not resolved in mediation within 60 days of filing shall, upon the written request of either Member to the other Member, go to arbitration. The arbitration shall be conducted in Colorado Spring, Colorado under the Commercial Rules of the American Arbitration Association. The Members shall share any mediator's fee, arbitrator's fee and any filing fees equally. Each Member shall pay its own attorney, consultant and expert witness fees and other costs or expenses.

5.2   Management Authority.

(a)   Except for Major Decisions, which shall require the approval of the Members, the Managers shall have the authority on behalf of the Company to make all decisions

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with respect to the Company's business without the approval of the Members. In the event that more than two managers are acting, the concurrence and joinder of at least a majority of Persons acting as Managers shall be required. At any time at which only two Managers are acting, the unanimous consent of both Managers shall be required. In connection with the implementation, consummation or administration of any matter within the scope of the Managers' authority, the Managers are authorized, without the approval of the Members, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts and other documents of any kind or character to the extent the Managers deems it necessary or desirable. The Managers may delegate to any individual Manager, officers, employees, agents or representatives any or all of the foregoing powers by written authorization identifying specifically or generally the powers delegated or acts authorized.

(b)   Notwithstanding the foregoing, the Two Rivers Manager, acting individually, shall use commercially reasonable efforts to obtain the following amendments to the Share Options , with respect to shares that represent at least 51% of the issued and outstanding interests of Huerfano-Cucharas Irrigation Company, subject to additional adjustments as may be necessary in the context of property rights related to the Share Options or other facts and circumstances related to the related shares and shareholders.

(i)   a price per share of $1,500.00;

(ii)   sale of up to 80% of each shareholder's shares; and

(iii)   an extension of the "Due Diligence Deadline", as defined in the form of Share Option, to December 31, 2009.

(c)   Notwithstanding the foregoing, the Navidec Manager, acting individually, shall use good faith efforts to work with Navidec Financial Services, Inc., to secure the Private Placement.

5.3   Major Decisions. Neither the Managers, nor any Member, officer, employee, agent or representative of the Company shall have any authority to bind or take any action on behalf of the Company with respect to any Major Decision unless such Major Decision has been approved by a Required Interest of the Members. Each of the following matters shall constitute a "Major Decision":

(a)   the entry of the Company into any contract or obligation (or related series of contracts or obligations that, in the aggregate), that exceeds $5,000

(b)   any merger, reorganization, consolidation, dissolution or similar restructuring of the Company;

(c)   the filing by the Company of any petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar Law;

(d)   the redemption of any outstanding Units; and

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(e)   making any other decision or taking any action with respect to the Company that specifically requires the approval of the Members pursuant to this Agreement.

5.4   Duties. Each Manager and each officer of the Company shall carry out his or its duties in good faith. Each Manager shall devote such time to the business and affairs of the Company as he or it may determine, in his or its reasonable discretion, is necessary for the efficient carrying on of the Company's business. To the extent permitted by the Act, neither any Manager nor any Company officer shall have any fiduciary duties to the Company, and the Managers' and officers' duties and liabilities are restricted by the provisions of this Agreement to the extent that any such provisions restrict the duties and liabilities of the Manager and officers otherwise existing at law or in equity.

5.5   Reliance by Third Parties. No third party dealing with the Company shall be required to ascertain whether the Manager or any Company officer is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by the Manager or by any Company officer as binding on the Company. The foregoing provisions shall not apply to third parties who are Affiliates or family members of any such Person executing any such document. If the Manager or any officer acts without authority, it shall be liable to the Members for any damages arising out of its unauthorized actions.

5.6   Resignation. A Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective. Notwithstanding the foregoing, a Manager shall be deemed to have resigned as Manager upon his death, Disability or adjudication of insanity or incompetence.

5.7   Removal. Navidec Sub may, in its sole discretion, remove the Navidec Manager or any of his successors as Manager. Two Rivers may, in its sole discretion, remove the Two Rivers Manager or any of his successors as Manager. Except as set forth in this Section 5.7, no Manager may be removed as Manager.

5.8   Vacancies. Vacancies in the position of Manager shall be filled as follows: (a) Navidec Sub shall appoint a Manager to fill the position previously held by Navidec Manager or any of his successors and (b) Two Rivers shall appoint a Manager to fill the position previously held by Two Rivers Manager or any of his successors. If a Person that is both a Manager and a Member is removed or resigns as a Manager, such Person shall continue to be a Member in the Company notwithstanding such Person's removal as the Manager.

5.9   Information Relating to the Company. Upon request, the Managers shall supply to a Member (a) any information required to be available to the Members under the Act, and (b) any other information requested by such Member regarding the Company or its activities, *provided* that obtaining the information described in this clause (b) is not unduly burdensome to the Managers. During ordinary business hours, each Member and its authorized representative shall have access to all books, records and materials in the Company's offices regarding the Company or its activities. Notwithstanding the foregoing, the Managers shall have the right to keep confidential from the Members, for such period of time as the Managers deem reasonable,

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any information that the Managers reasonably believe to be in the nature of trade secrets or that the Company is required by Law or by agreement with a third party to keep confidential.

5.10   Exculpation and Indemnification.

(a)   In carrying out their respective duties hereunder, the Managers and the Company officers shall not be liable to the Company nor to any Member for their good faith actions, or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but shall be liable for fraud, willful misconduct or gross negligence in the performance of their respective duties under this Agreement.

(b)   Subject to the limitations of the Act, the Company shall indemnify, defend, save and hold harmless the Managers and the Company officers from and against third party claims arising as a result of any act or omission of the Managers or any such officer within the scope of authority conferred in accordance with this Agreement, except for fraud, willful misconduct or gross negligence. In all cases, indemnification shall be provided only out of and to the extent of the net assets of the Company and no Member shall have any personal liability whatsoever on account thereof. Notwithstanding the foregoing, the Company's indemnification of the Managers and Company officers as to third party claims shall be only with respect to such loss, liability or damage that is not otherwise compensated by insurance carried for the benefit of the Company.

5.11   Officers.

(a)   The Managers may, from time to time, designate one or more individuals to be officers of the Company. Any officers designated pursuant to this Section 5.11 shall have such titles and authority and perform such duties as the Managers may, from time to time, delegate to them; *provided,* that the Managers may only delegate authority that they hold pursuant to this Agreement. If the title given to a particular officer is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer, or restrictions placed thereon, by the Managers. Each officer shall hold office until his or her successor is duly designated, until his or her death or until he or she resigns or is removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers of the Company shall be fixed from time to time by the Managers.

(b)   Any officer may resign at any time by giving written notice thereof to the Managers. Any officer may be removed, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; *provided, however*, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an officer shall not, by itself, create contract rights.

5.12   Management Fee; Reimbursements. The Managers shall not be entitled to compensation for performance of its duties hereunder unless such compensation has been

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approved by a Required Interest of the Members. Each Manager shall be entitled to reimbursement from the Company for out-of-pocket costs and expenses he incurred for or on behalf of the Company.

5.13 **Affiliate Transactions**. In addition to those transactions, agreements, contracts and undertakings specifically set forth in this Agreement, the Managers may cause the Company to enter into transactions, agreements, contracts and undertakings with any Manager, any Member, or any of their respective Affiliates, so long as such transactions, agreements, contracts or undertakings have been approved by the Managers.

5.14 **Noncompetition**.

(a) Each Manager and Member agrees that he or it will not, and will cause his or its Affiliates not to, directly or indirectly, through any other Person, alone or as a member or partner in a partnership, limited partnership or limited liability company, or as an officer, director, stockholder, investor, or employee of any entity, compete with the Company in the State of Colorado until three years after such Person no longer is affiliated with the Company. A Person shall be deemed to "compete" under this Section 5.14 if such Person provides services to, consults with, recruits or solicits employees from, acquires any investment or other rights in, or otherwise does business with any Person (other than the Company) that (i) is in the same or substantially similar business as the Business of the Company (ii) owns or invests in any interests related to water rights in Huerfano County, Colorado, or (iii) owns or invests in equity interests in any Person that, directly or indirectly, owns or engages in any of the foregoing. Each Manager and Member acknowledges and agrees that a violation of this Section 5.14 shall assume the use of Confidential Information and trade secrets of the Company.

(b) In addition to any other remedies provided by applicable law, the Members and the Manager, on behalf of the Company, may enforce the provisions of this Section 5.14 through such legal or equitable remedies as a court of competent jurisdiction shall allow without the necessity of proving actual damages or bad faith, and the Person subject to a claim under this Section 5.14 hereby waives any claim or defense that the Company has an adequate remedy at law, and waives any requirement for the securing or posting of any bond in connection with such equitable remedy. If a court of competent jurisdiction determines that the Manager or Member has breached this Section 5.14, such Person shall be liable and pay to the Persons enforcing and entitled to enforce this Section 5.14 the reasonable legal fees and costs incurred by such Persons for such purpose. Nothing contained herein shall be construed as limiting the Company's or a Member's right to any other legal or equitable remedies, including the recovery of damages.

(c) If any provision of this Section 5.14 should be adjudicated to be invalid or unenforceable in any applicable jurisdiction, to the extent any such provision may be valid and enforceable by limiting the scope of activities, or the geographical scope or time period covered by such provision, such provision shall be deemed limited to the extent, and only to the extent, necessary to make such provision enforceable to the fullest extent permissible under the Laws of such jurisdiction.

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ARTICLE VI
MEMBERS

6.1 **Limited Liability**. The liability of each Member shall be limited as provided by the Act. Except as permitted under this Agreement, a Member shall take no part in the control, management, direction or operation of the affairs of the Company, and shall have no power to bind the Company in their capacity as Members.

6.2 **Quorum and Voting**. Except as otherwise stated below, a Required Interest, represented in person or by proxy, shall be necessary to constitute a quorum at meetings of the Members. One or more Members may participate in a meeting of the Members by means of conference telephone or similar communication equipment by which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at the meeting. If a quorum is present, the affirmative vote of a Required Interest (regardless of the number of Members present at the meeting or represented by proxy) shall be the act of the Members, unless a greater number is required by the Act or this Agreement. In the absence of a quorum, those present may adjourn the meeting for any period, but in no event shall such period exceed 60 days.

6.3 **Written Action**. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by a Required Interest, unless this Agreement requires the approval of a greater number of Members for such action to be taken, in which case such written consent must be signed by the requisite number of Members required to approve such action. Action taken under this Section 6.3 shall be effective when the required number of Members have signed the consent, unless the consent specifies a different effective date. Any Member that did not execute any such consent shall be provided with written notice of any such action so taken not later than 30 days after the date of such action; *provided*, that the failure to provide such notice shall not invalidate such action.

6.4 **Meetings**. Meetings of the Members for any purpose or purposes may be called by the Managers or by holders of not less than 20% of the Sharing Ratios.

6.5 **Place of Meeting**. The Managers or the Members calling a meeting may designate the place for any meeting either inside or outside the State of Colorado.

6.6 **Notice of Meeting**. Written notice stating the place, day and hour of the meeting, and the purpose or purposes for which the meeting is called, shall be delivered pursuant to Section 13.1, by or at the direction of the Managers or the Members calling the meeting, to each Member of record entitled to vote at such Meeting. Meetings of the Members may be called upon not less than 72 hours' notice.

6.7 **Proxies**. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with a Manager before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

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6.8 **Conduct of Meeting.** At each meeting of the Members, the Members may, but shall not be required to, elect a chairman for that particular meeting by the vote of a Required Interest represented at the meeting. The chairman shall preside over and conduct the meeting and shall appoint someone in attendance to make accurate minutes of the meeting. Following each meeting, the minutes of the meeting shall be sent to the Managers and each Member.

6.9 **No Member Fees.** Except as otherwise provided in this Agreement, no Member shall be entitled to compensation for attendance at Member meetings or for time spent in its or his capacity as a Member.

6.10 **No State-Law Partnership.** The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. Except as otherwise required by the Act, other applicable Law, and this Agreement, no Member shall have any fiduciary duty to any other Member.

6.11 **Tax Matters Partner.**

(a) Navidec Sub is hereby designated as the initial "tax matters partner" as such term is defined in section 6231(a)(7) of the Code. The appointment of any successor tax matters partner shall be approved by the Members. Subject to the provisions hereof, the tax matters partner is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Notwithstanding the foregoing, the tax matters partner shall promptly notify all Members of the commencement of any audit, investigation or other proceeding concerning the tax treatment of Company tax items and shall keep all Members adequately informed of such proceedings.

(b) The tax matters partner and the Manager shall make or cause to be made all available elections as required by the Code and the Treasury Regulations to cause the Company to be classified as a partnership for federal income tax purposes.

ARTICLE VII
DISTRIBUTIONS TO THE MEMBERS

7.1 **Minimum Distribution to Pay Tax.** On or before the date upon which the Members are required to make each payment of their federal estimated income taxes, the Company shall distribute to the Members, pro rata in accordance with their respective Sharing Ratios, an amount with respect to the period covered by such required payment equal to *the lesser of* the following: (a) eighty percent of Available Cash and (b) the product of the net Profits and Losses allocable to the Members for such period, *multiplied* by the sum of (i) the highest marginal federal income tax rate applicable to any Member for such period, *plus* (ii) the highest state income tax rate applicable to any Member for such period in the state where the Company earned the largest percentage of its state taxable income during such period. The amount of any distributions to a Member pursuant to this Section 7.1 shall be taken into account

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and shall reduce proportionately the amount of distributions that such Member would otherwise be entitled to receive under this Agreement. At the discretion of the Members, the amount of tax distributions to be made to the Members pursuant to this Section 7.1 may be reduced by the amount of distributions (other than tax distributions) previously made to the Members during such period pursuant to this Agreement.

7.2 **Non-Liquidating Distributions**. The Managers shall cause the Company to make distributions in such aggregate amounts as the Managers shall determine at such times as the Managers shall determine. All non-liquidating distributions shall be made to the Members in proportion to their respective Sharing Ratios.

7.3 **Liquidating Distributions**. Subject to Section 10.2(b), all distributions made in connection with the sale or exchange of all or substantially all of the Company's assets and all distributions made in connection with the liquidation of the Company shall be made to the Members in accordance with their respective Capital Account balances at the time of distribution after taking into account all allocations of Profit and Loss pursuant to Article VIII.

7.4 **Distributions in Kind**. During the existence of the Company, no Member shall be entitled or required to receive as distributions from the Company any Company asset other than money. In-kind distributions of assets in connection with the dissolution and winding-up of the Company shall be governed by Article XII.


ARTICLE VIII
ALLOCATION OF PROFITS AND LOSSES


8.1 **In General**.

(a)   This Article provides for the allocation among the Members of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. Article IX provides for the allocation among the Members of taxable income and tax losses.

(b)   Except as provided in Section 8.2, all Profits and Losses shall be allocated among the Members in accordance with their respective Sharing Ratios.

8.2 **Regulatory Allocations and Other Allocation Rules**. Notwithstanding Sections 8.1 and 8.3:

(a)   **Loss Limitation**. The Losses allocated pursuant to Section 8.1 shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 8.1, the limitation set forth in this Section 8.2(a) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under section 1.704-1(b)(2)(ii)(*d*) of the Treasury Regulations. All Losses in excess of the limitations set forth in this Section 8.2(a) shall be allocated to the Members in proportion to their Sharing Ratios. This Section 8.2(a) shall be interpreted consistently with the loss limitation provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(*d*).

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(b)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(f), if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(f) and 1.704-2(j)(2). This Section 8.2(b) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(3)).

(c)   Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation § 1.704-2(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain (as defined in Treasury Regulations §§ 1.704-2(i)(2) and 1.704-2(i)(3)) attributable to partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such Member's partner nonrecourse debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.2(c) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to partner nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(4)).

(d)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(*d*)(*4*), 1.704-1(b)(2)(ii)(*d*)(*5*) or 1.704-1(b)(2)(ii)(*d*)(*6*), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit, if any, of such Member as quickly as possible. This Section 8.2(d) shall be interpreted consistently with the "qualified income offset" provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(*d*).

(e)   Nonrecourse Deductions. Any non-recourse deduction (as defined in Treasury Regulations § 1.704-2(b)(1)) for any fiscal year shall be allocated to the Members in proportion to their respective Sharing Ratios.

(f)   Member Nonrecourse Deductions. Any partner nonrecourse deductions (as defined in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2)) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) to which such Member nonrecourse deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Code section 732(d), Code section 734(b) or Code section 743(b), the Capital Accounts of the Members shall be adjusted pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(*m*).

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(h)   Curative Allocations. The allocations under Sections 8.2(a) through 8.2(f) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Article VIII. Therefore, notwithstanding any other provision this Article VIII (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 8.1. In exercising its discretion under this Section 8.2(h), the Manager shall take into account future Regulatory Allocations under Sections 8.2(a) through 8.2(f) that are likely to offset other Regulatory Allocations previously made.

8.3   Other Allocation Rules.

(a)   Profits, Losses, and any other items allocable to any period shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code section 706 and the Regulations thereunder.

(b)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752 3(a)(3), the Members' interests in Profits shall be their Sharing Ratios.

(c)   To the extent permitted by Treasury Regulations § 1.704-2(h)(3), the Company shall treat distributions of Available Cash as having been made from the proceeds of a nonrecourse liability (as defined in Treasury Regulations § 1.704-2(b)(3)) or a partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

ARTICLE IX
ALLOCATION OF TAXABLE INCOME AND TAX LOSSES

9.1   Allocation of Taxable Income and Tax Losses. Except as provided in Sections 9.2 and 9.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes under Article VIII.

9.2   Allocation of Section 704(c) Items. The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(f) (referred to as "Adjusted Properties"), there will be a difference between the agreed values or Carrying Values, as the case may be, of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, depletion, amortization and gain or loss with respect to such contributed properties and Adjusted

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Properties shall be allocated among the Members to take into account the book-tax disparities with respect to such properties in accordance with the provisions of sections 704(b) and 704(c) of the Code and Treasury Regulations § 1.704-3(b)(1). Any gain or loss attributable to a contributed property or an Adjusted Property (exclusive of gain or loss allocated to eliminate such book-tax disparities under the immediately preceding sentence) shall be allocated in the same manner as such gain or loss would be allocated for book purposes under Article VIII.

9.3 **Integration with Section 754 Election**. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; *provided, however*, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

9.4 **Allocation of Tax Credits**. The tax credits, if any, with respect to the Company's property or operations shall be allocated among the Members in accordance with Treasury Regulations § 1.704-1(b)(4)(ii).

ARTICLE X
ACCOUNTING AND REPORTING

10.1 **Books**. The Managers shall cause the Company to maintain complete and accurate books of account of the Company's affairs at the principal office of the Company. The Company's books shall be kept in accordance with generally accepted accounting principles, consistently applied, and on an accrual basis method of accounting. Subject to the requirements of applicable Law, the fiscal year of the Company shall end on December 31 of each year.

10.2 **Capital Accounts**.

(a) The Manager shall cause the Company to maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of applicable Law ("Capital Accounts"). Each Member's Capital Account shall be maintained in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv).

(b) Consistent with and as permitted in the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(*f*), the Capital Accounts of all Members and the Carrying Values of all Company properties may (with the approval of the Members) be adjusted upwards or downwards to reflect any unrealized gain or unrealized loss with respect to such Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property for the amount of its fair market value immediately prior to the event giving rise to revaluation under this Section 10.2(b), and had been allocated among the Members pursuant to Article VIII). In determining such unrealized gain or unrealized loss, the fair market value of Company properties as of the date of determination shall be approved by the Members.

(c) A transferee of a Company interest shall succeed to the Capital Account attributable to the Company interest Transferred, except that if the Transfer causes a termination

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of the Company under section 708(b)(1)(B) of the Code, Treasury Regulations § 1.708-1(b) shall apply.

10.3 **Transfers During Year**. In order to avoid an interim closing of the Company's books, the allocation of Profits and Losses under Article VIII between a Member who Transfers part or all of its interest in the Company during the Company's accounting year and his transferee, or to a Member whose Sharing Ratio varies during the course of the Company's accounting year, may be determined pursuant to any method approved by the Members; *provided, however*, that any Profit or Loss attributable to extraordinary items related to the sale of Company property shall be allocated to the owner of the interest in the Company at the time the Profit or Loss attributable to the extraordinary item was realized.

10.4 **Reports**. The Managers shall cause the Company to deliver to the Members the following financial statements and reports at the times indicated below:

      (a)   Within 120 days after the end of each fiscal year of the Company, a written report to each Member, which shall include a statement of receipts, expenditures, Profits and Losses for the previous year, and a statement of each Member's Capital Account as of the last day of the previous fiscal year; and

      (b)   Within 120 days after the end of each fiscal year of the Company, a copy of the Company's United States income tax return and the information, to the extent then in the possession of the Company, necessary to allow such Member to file its own income tax return for the preceding year.

The Managers shall cause the Company to provide to the Members such other reports, audits and financial statements as a Member shall reasonably request from time to time; *provided*, that, except as otherwise required by this Agreement or the Act, the requesting Member shall bear the actual and reasonable costs incurred by the Managers or the Company in complying with such special request or in conducting any other special accounting procedures for the Company, other than those expressly provided for in this Agreement.

10.5 **Section 754 Election**. If requested by a Member, the Company shall make the election provided for under section 754 of the Code. Any cost incurred by the Company in implementing such election at the request of any Member shall be promptly reimbursed to the Company by the requesting Member.

ARTICLE XI
TRANSFER OF MEMBER'S INTEREST

11.1 **Restrictions on Transfers and Liens**. No Member shall Transfer or create a Lien on all or any portion of its Units except as permitted by this Article XI. Any attempted Transfer of, or creation of a Lien on, any portion of Units not in accordance with the terms of this Article XI shall be null and void and of no legal effect.

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11.2 **Permitted Transfers and Liens**. Any Transfers and Liens permitted under this Section 11.2 shall be subject to the other provisions of this Article XI. The following Transfers and Liens shall be permitted:

      (a)   A Member may Transfer all or any portion of its Units with the prior written consent of the Managers;

      (b)   A Member may Transfer all or any portion of its Units to any other Member without the consent of the Managers or any Member; and

      (c)   A Member shall be entitled to create a Lien on all or any portion of its Units with the prior written consent of the Managers, such consent not to be unreasonably withheld or delayed; *provided, however*, that any Transfer of a Membership Interest or any interest therein (whether voluntary or involuntary (including any Transfer in foreclosure)) to or by the beneficiary of such Lien shall be subject to the provisions of this Article XI.

11.3 **Purchase Right**.

      (a)   At any time after the occurrence of a Call Right Event with respect to a Call Party, the Company, at the election of the Manager not appointed by the Call Party, may, but shall not be obligated to, purchase all, but not less than all, of the Company Interests of any such Call Party and any Call Person with respect to such Call Party for the Call Price applicable to such Company Interests. If the Company elects to purchase Company Interests of a Call Party or Call Person pursuant to this Section 11.3(a), the Company shall deliver a notice (a "Repurchase Notice") to the applicable Call Party and Call Persons. The Repurchase Notice shall contain a brief description of the purchase right being exercised and the Company's proposed determination of the Call Price for the applicable Company Interests.

      (b)   The acquisition of the Company Interests pursuant to this Section 11.3 shall take place at a closing in accordance with the following terms: (i) the Call Price shall be payable at the closing in cash in Dollars, (ii) the closing shall occur no less than 30 and no more than 60 days after the final determination of the Call Price for the Company Interests, *provided* that all necessary approvals of any governmental authorities have been obtained, with an effective date of the first day of the month in which the closing occurs, (iii) the Company Interests shall be conveyed free and clear of all Liens created by, through or under the applicable Call Party and Call Persons, (iv) the Company shall be indemnified by the Call Party and any Call Persons against all costs and liabilities attributable to the assigned Company Interests arising during or relating to the time period of the Call Party's or any Call Person's ownership of the Company Interests, and (v) the Call Party and any Call Person shall be indemnified by the Company against all costs and liabilities attributable to the Company Interests arising during or relating to the time period after the closing of the purchase.

      (c)   Notwithstanding anything to the contrary set forth above, the purchase rights of the Company set forth in this Section 11.3 may, at the election of the Manager, be exercised by one or more designees of the Company without the consent of the Call Party or any Call Person.

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(d)   The "Call Price" for purposes of this Section 11.3 shall be an amount agreed upon by the Manager, on the one hand, and the Call Party and any Call Persons, on the other hand, during the 20 Business Day period after the delivery of the Repurchase Notice, or if they cannot agree during such 20 Business Day period, the price of the applicable Company Interests determined in accordance with Section 11.4.

11.4   Appraisal Procedure. If the applicable parties cannot agree on the Call Price pursuant to Section 11.3, the Call Price shall be the fair market value (the "Fair Value") of the applicable interests in the Company determined in accordance with this Section 11.4. The Fair Value shall be determined by an independent investment banker or business appraiser mutually agreed upon by the parties with substantial experience in valuing companies with assets and businesses similar to the Company (the "Appraiser"). The Appraiser shall be designated as promptly as practicable, but no later than 30 days after the receipt of the Repurchase Notice. The fees of the Appraiser shall be shared equally by the Company or its designees and the selling parties. The Appraiser shall be afforded full access during normal business hours to the properties, books and records of the Company, and the Company shall furnish such additional information as the Appraiser and its representatives shall from time to time reasonably request. The Appraiser shall submit its written determination of the Fair Value of the applicable interests in the Company within 75 days after the date of the Repurchase Notice, and the determination of the Appraiser shall be binding upon the parties.

11.5   Substitution of a Member.

(a)   Except for Transfers permitted by Section 11.2, no transferee (by conveyance, foreclosure, operation of law or otherwise) of all or any portion of Units shall become a substituted Member without the consent of a Required Interest of the Members, which consent may be withheld in the sole discretion of each voting Member. A transferee of Units who receives the requisite consent to become a Member shall succeed to all of the rights and interest of its transferor in the Company. A transferee of a Member who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its transferor otherwise would have been entitled and shall have no other right to participate in the management of the business and affairs of the Company or to become a Member, and the approval of such transferee shall not be required for any Major Decision.

(b)   If a Member shall be dissolved, merged or consolidated, its successor in interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged or consolidated, except that the representative or successor shall not become a substituted Member without the consent of a Required Interest of the Members, which consent may be withheld in the sole discretion of each voting Member. Such a successor in interest who receives the requisite consent to become a Member shall succeed to all of the rights and interests of its predecessor. A successor in interest who does not receive the requisite consent to become a Member shall not have any right to vote, shall be entitled only to the distributions to which its predecessor otherwise would have been entitled and shall have no right to participate in the management of the business and affairs of the Company or to become a Member, and the approval of such transferee shall not be required for any Major Decision.

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(c)   No Transfer of any interest in the Company otherwise permitted under this Agreement shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest Transferred, and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to the Managers. Without limiting the foregoing, any transferee that has not become a substituted Member shall nonetheless be bound by the provisions of this Article XI with respect to any subsequent Transfer. Upon admission of the transferee as a substituted Member, the transferor shall have no further obligations under this Agreement with respect to that portion of its interest Transferred to the transferee; *provided, however,* no Member or former Member shall be released, either in whole or in part, from any liability of such Member to the Company pursuant to this Agreement or otherwise which has accrued through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) of all or part of such Member's interest in the Company unless the Members agree to any such release.

11.6   Conditions to Substitution. As conditions to its admission as a Member (a) any assignee, transferee or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Managers, as the Managers shall deem necessary, and (b) such assignee, transferee or successor shall pay all reasonable expenses in connection with its admission as a substituted Member.

11.7   Admission as a Member. No Person shall be admitted to the Company as a Member unless either (a) the Units or part thereof acquired by such Person have been registered under the Securities Act, and any applicable state securities laws or (b) the Managers have received a favorable opinion of the transferor's legal counsel or of other legal counsel acceptable to the Members to the effect that the Transfer of the Units to such Person is exempt from registration under those Laws. The Managers, however, may waive the requirements of this Section 11.7.

11.8   Offering for Interests in Two Rivers.

(a)   The Members agree:

(i)   If Navidec Financial Services, Inc. raises $15 million in the Private Placement and/or such alternate source of financing as Navidec Financial Services, Inc. may procure, then at the time of the closing of such Private Placement and/or alternate financing or a reasonable period thereafter, Navidec Sub shall acquire all, but not less than all, issued and outstanding equity interests of Two Rivers from the equity holders thereof, subject to the terms of this Section 11.8.

(ii)   If Navidec Financial Services, Inc. raises $7 million or more, but less than $15 million, in the Private Placement and/or such alternate source of financing as Navidec Financial Services, Inc. may procure, then Two Rivers shall have the right for a period of ten days to issue notice to Navidec Sub that it elects to participate in the exchange of all, but not less than all, issued and outstanding equity interests of Two Rivers from the equity holders thereof, subject to the terms of this Section 11.8.

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(iii) After payment of expenses related to the Private Placement, if any, the first $15,000,000 raised in the Private Placement (or such lesser amount, if a lesser amount is raised) shall be contributed to the Company after the completion of any exchange transaction pursuant to this Section 11.8. Such amount for contribution is referred to herein as the "Financing Contribution Amount."

(b) The exchange of the equity interests of Two Rivers pursuant to this Section 11.8 shall take place at a closing in accordance with the following terms: (i) the members of Two Rivers shall receive (for distribution in accordance with their proportional percentage interests in Two Rivers) a number of Navidec Units equal to the number of dollars in the Financing Contribution Amount, (ii) the Navidec Units shall be delivered at closing, subject to receipt of any documentation relating to the surrendered interests reasonably required by Navidec Sub and Navidec Financial Services, Inc., which shall include a Lock-Up Agreement in a form reasonably satisfactory to Navidec Financial Services, Inc. of not more than eighteen months, (iii) the equity interests in Two Rivers shall be conveyed free and clear of all Liens created by, through or under the applicable equity holder, and (iv) Navidec Sub, the Company and Two Rivers shall be indemnified by the equity holders of Two Rivers against all costs and liabilities attributable to the assigned interests in Two Rivers arising during or relating to the time period of the equity holder's ownership of the interests in Two Rivers.

(c) If this Section 11.8 applies, but the Financing Contribution Amount is less than $15,000,000, then upon any additional capital contribution of Navidec Sub arising from third party financing in the period beginning on the closing date of the Private Placement and/or alternate financing under Section 11.8(a) and ending one year thereafter, Navidec Sub shall arrange for distribution to the Two Rivers members (for distribution in accordance with their proportional percentage interests in Two Rivers as held immediately prior to the closing under Section 11.8(b)) of an additional Navidec Unit for each additional dollar of such capital contribution up to an aggregate distribution of 15,000,000 Navidec Units, subject to receipt of any documentation reasonably required by Navidec Sub and Navidec Financial Services, Inc.

(d) The Members intend for the transaction under this Section 11.8 to qualify as a tax-free reorganization under Section 368(a) of the Code.

(e) Upon the closing of an exchange for Navidec Units contemplated by Section 11.8(b), Navidec Sub will use good faith efforts to cause its governance structure to be amended with the following designees:

CEO and Chairman of the Board: John McKowen
President and COO: John Stroh II
CFO: Wayne Harding
Board composition: 2 designees of Navidec Financial Services, Inc.;
    2 designees of the former Two Rivers equity holders;
    1 mutual designee

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ARTICLE XII
RESIGNATION, DISSOLUTION AND TERMINATION

12.1 **Resignation**. No Member shall have any right to voluntarily resign from the Company. Notwithstanding the foregoing, a Member shall be deemed to resign from the Company upon the Bankruptcy of such Member. When a transferee of all or any portion of Units becomes a substituted Member pursuant to Section 11.5, the transferring Member shall cease to be a Member with respect to the portion of the Units so Transferred.

12.2 **Dissolution**. The Company shall be dissolved upon the occurrence of any of the following:

(a) Delivery of Notice from either Member to the other Member containing a written election to dissolve, which can be made if there has not been a commitment from investors of at least $7 million in the Private Placement by November 30, 2009;

(b) The written determination of the Managers; or

(c) The sale of all or substantially all of the assets of the Company.

If a dissolution is conducted pursuant to Section 12.2(a), the parties shall use reasonable best efforts, subject to applicable Law, including tax regulation, to cause the Share Options and Real Property Options to be distributed to Two Rivers. As a condition to any such dissolution under Section 12.2(a), Two Rivers must repay any obligations outstanding to Navidec Financial Services or any of its Affiliates, officers, employees or agents.

12.3 **Liquidation**. Upon dissolution of the Company, the Members shall appoint in writing one or more liquidators (who may be Members or Managers) who shall have full authority to wind up the affairs of the Company and to make a final distribution as provided herein. The liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate, including in such accounting the Profit or Loss resulting from the actual or deemed sale or distribution of the Company's properties, as provided in Section 10.2(b).

(b) The liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision therefor (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). The liquidator shall then, by payment of cash or property (at the election of the Members, and, in the case of property, valued as of the date of termination of the Company at its fair market value by an appraiser selected by the Members), distribute to the Members such amounts as are required to distribute all remaining amounts to the Members in accordance with Article VII. For purposes of this Article XII, a distribution of an asset or an undivided interest in an asset in-kind to a Member shall be considered a distribution of an

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amount equal to the fair market value of such asset or undivided interest. Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member pursuant to this Section 12.3.

(c)   Any real property distributed to the Members shall be conveyed by special warranty deed and shall be subject to the operating agreements and all Liens, contracts and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property.

(d)   Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other applicable Laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company shall be completed within the time limits imposed by Treasury Regulations § 1.704-1(b)(2)(ii) and (g).

(e)   The distribution of cash or property to the Members in accordance with the provisions of this Section 12.3 shall constitute a complete return to the Members of their respective Capital Contributions and a complete distribution to the Members of their respective interests in the Company and all Company property. Notwithstanding any other provision of this Agreement, no Member shall have any obligation to contribute to the Company, pay to any other Member or pay to any other Person any deficit balance in such Member's Capital Account.

12.4   Certificate of Cancellation. Upon the completion of the distribution of the Company's assets as provided in this Article XII, the Company shall be terminated and the Person acting as liquidator shall file a statement of dissolution and shall take such other actions as may be necessary to terminate the Company.


ARTICLE XIII
NOTICES


13.1   Method of Notices. All notices required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by registered or certified mail, or by facsimile if confirmed by return facsimile, and shall be effective when personally delivered, or, if mailed, on the date set forth on the receipt of registered or certified mail, or if sent by facsimile, upon receipt of confirmation, if to the Members, at their respective addresses set forth on Exhibit A attached hereto, and if to the Managers, to the following:

John McKowen
2000 S. Colorado Blvd., Suite 200
Denver, CO 80222
Fax #: 303 222 1012
Email: jmckowen@navidec.com

Fred F. Jones
13 Pedregal Lane
Pueblo, Colorado 81005
Fax #: _____
Email: fredjonesceo@gmail.com


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Any Member or Manager may give notice from time to time changing its respective address for that purpose.

13.2 **Computation of Time**. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIV
GENERAL PROVISIONS

14.1 **Amendment**. This Agreement may not be amended, modified, or rescinded except by an instrument in writing signed by all of the Managers.

14.2 **Waiver**. Except as otherwise provided herein, rights hereunder may not be waived except by an instrument in writing signed by the party sought to be charged with the waiver.

14.3 **Confidentiality**. Each Member and Manager will keep confidential and not use, reveal, provide or transfer to any third party any Confidential Information it obtains or has obtained concerning the Company, except (a) to the extent that disclosure to a third party is required by applicable Law; (b) information which, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications; (c) information that was in its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company; (d) to the extent disclosure is necessary or advisable, to its or the Company's employees, consultants or advisors for the purpose of carrying out their duties hereunder; (e) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the Board the Manager, the Company or any Member, to the extent disclosure is necessary or advisable to obtain financing; (f) to the extent necessary, disclosure to third parties to enforce this Agreement, or (g) to a Member or Manager or to their respective Affiliates; *provided, however*, that in each case of disclosure pursuant to (d), (e) or (g), the Persons to whom disclosure is made agree to be bound by this confidentiality provision. The obligation of each Member and Manager not to disclose Confidential Information except as provided herein shall not be affected by the termination of this Agreement or the replacement of any Manager or Member.

14.4 **Public Announcements**. Except as required by Law, no Member shall make any press release or other public announcement or public disclosure relating to this Agreement, the subject matter of this Agreement or the activities of the Company without the consent of the Members, which consent shall not be unreasonably withheld by any Member.

14.5 **Applicable Law**. This Agreement shall be governed by and interpreted in accordance with the Laws of the State of Colorado, except for its rules pertaining to conflicts of laws. Except for disputes subject to arbitration under Section 5.1(b), each party to or bound by

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this Agreement agrees and consents to be subject to the non-exclusive jurisdiction of the state or federal courts located in Denver, Colorado in any action or proceeding seeking to enforce any provision of or based on any right arising under or relating to this Agreement or any transaction contemplated hereby.

14.6   Entire Agreement. This Agreement and the other Transaction Documents embody the entire understanding and agreement among the parties concerning the Company and supersede any and all prior negotiations, understandings or agreements in regard thereto.

14.7   U.S. Dollars. References herein to "Dollars" or "$" shall refer to U.S. dollars and all payments and all calculations of amount hereunder shall be made in Dollars.

14.8   Counterparts. This Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

14.9   Amendments of Transaction Documents; Additional Documents. The Members hereto covenant and agree to (a) work together in good faith to amend any Transaction Documents as may reasonably determined by the Members to be necessary or desirable to address considerations under applicable Law, including as related to tax Law and securities Law and (b) execute such additional documents and to perform additional acts as are or may become necessary or convenient to carry out the purposes of this Agreement.

14.10   No Third Party Beneficiaries. This Agreement is for the sole benefit of the Members and the Manager, and no other Person is intended to be a beneficiary of this Agreement or shall have any rights hereunder.

14.11   Legal Fees. Navidec Sub shall pay the reasonable legal fees and costs incurred by Two Rivers in connection with the Company, including, without limitation, those incurred in connection with the organization of Two Rivers, the negotiation by and among the Members of Two Rivers in connection therewith and the preparation and execution of its organizational documents.

14.12   Interpretation and Construction As used in this Agreement, except as otherwise indicated in this Agreement or as the context may otherwise require, (a) the words "include," "includes," and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of similar import, (b) the words "hereof," "herein," "hereunder," and comparable terms refer to the entirety of this Agreement, including the Exhibits, and not to any particular Article, Section, or other subdivision of this Agreement or Exhibit to this Agreement, (c) any pronoun shall include the corresponding masculine, feminine, and neuter forms, (d) the singular includes the plural and vice versa, (e) references to any agreement or other document are to such agreement or document as amended, modified, supplemented, and restated now or from time to time in the future, (f) references to any Law are

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to it as amended, modified, supplemented, and restated now or from time to time in the future, and to any corresponding provisions of successor Laws, (g) except as otherwise expressly provided in this Agreement, references to an "Article," "Section," "preamble," "recital," or another subdivision, or to an "Exhibit," are to an Article, Section, preamble, recital or subdivision of this Agreement, or to an "Exhibit" to this Agreement, (h) references to any Person include such Person's respective successors and permitted assigns, and (i) references to a "day" or number of "days" (without the explicit qualification of "Business") refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day. Any financial or accounting terms that are not otherwise defined herein shall have the meanings given under GAAP.

(b)   The subject headings of the Articles, Sections and subsections of this Agreement and the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of their provisions.

(c)   If at any time any covenant or provision contained in this Agreement is deemed in a final ruling of a court or other body of competent jurisdiction to be invalid or unenforceable, such covenant or provision shall be considered divisible and shall be deemed immediately amended and reformed to include only such portion of such covenant or provision as such court or other body has held to be valid and enforceable. Such covenant or provision, as so amended and reformed, shall be valid and binding as though the invalid or unenforceable portion had not been included in this Agreement.

(d)   This Agreement and the language used in this Agreement are the product of all signatories' efforts and each party hereto hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of an agreement.

[Signatures on next page.]

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The parties have executed this Agreement to be effective as of the Effective Date.

MEMBERS:

TWO RIVERS WATER COMPANY,
a Colorado corporation

By: John R McKowen
Name: JOHN R. McKOWEN
Title: PRESIDENT

TWO RIVERS BASIN LLC,
a Colorado limited liability company

By: ____________________
Fred F. Jones
Manager

By: ____________________
John Stroh II
Manager

MANAGERS:

John R McKowen
John McKowen

____
Fred F. Jones

Exhibit A

Members, Addresses, Units

MEMBERS:	Initial Capital Contribution	Units
Two Rivers Water Company, a Colorado corporation 2000 S. Colorado Blvd., Suite 200 Denver, CO 80222 Attn: John McKowen Fax #: 303 222 1012 Email: jmckowen@navidec.com	$350,000 cash, with commitment to contribute an additional $2,500,000	15,000,000
Two Rivers Basin LLC, a Colorado limited liability company 13 Pedregal Lane Pueblo, CO 81005 Attn: Fred F. Jones, Manager and John Stroh II, Manager Fax #: _____ Email: fredjonesceo@gmail.com	All rights and interest in the Share Options and the Real Property Options (fmv $2,850,000)	15,000,000
		30,000,000

Exhibit B

<u>Share Options</u>

See attached

Huerfano Cuchara Irrigation Company Shareholder	Water Shares owned	Huerfano Cuchara Irrigation Company Certificate #	Price Per Water Share	Due diligence deadline	Closing date
Ken Roehrich	700	348,351,357,	$2,000.00		Sept-15-09
Joan Roehrich	280	365358,364,390	$2,000.00	Sept-1-09	Sept-15-09
Rinks	876	259,291,284,287, 361,368,373,376	$2,500.00	Sept-1-09	Sept-15-09
Kammerdiner Collins	653	206,247,299,369	part of aggregate purchase price with real property on Exhibit B		Sept-15-09
Dorenkamp	440	353	$2,000.00	Sept-1-09	Sept-15-09
Dorenkamp	40	352	$2,000.00 (and note for $1,000 bonus)	Sept-1-09	Sept-15-09
Canon National Bank [Trujillo successor]	268	385	part of aggregate purchase price with real property on Exhibit B		Sept-15-09
Nicholas A. Brown [Weiss successor]	267	386	part of aggregate purchase price with real property on Exhibit B		Sept-15-09
Sagebrush Mountain Village, L.L.C. [Weiss successor]	267	386	part of aggregate purchase price with real property on Exhibit B		

Horton	180	383	$2,000.00		Sept-15-09
Horton	7.5	398	$2,000.00		Sept-15-09
Horton	7.5	396	$2,000.00		Sept-15-09
Horton	7.5	395	$2,000.00		Sept-15-09
Horton	7.5	397	$2,000.00	Sept-1-09	Sept-15-09
Tiegs Family	135	384	$2,000.00	Sept-1-09	Sept-15-09
LPOP Ranch LLC/ Farris	123.33		$2,000.00	Sept-1-09	Sept-15-09
Collins	120	238	$2,000.00	Sept-1-09	Sept-15-09
ArrowRock/ASI	100	399	$2,000.00	Sept-1-09	Sept-15-09
Martin	202	375, 393	$2,000.00	Sept-1-09	Sept-15-09
Maez	100	288	$2,000.00	Sept-1-09	Sept-15-09
Cawfield	90	332	$2,000.00	Sept-1-09	Sept-15-09
Cawfield	40	249	$2,000.00		Sept-15-09
Guardamondo	80	363, 389	$2,000.00	Sept-1-09	Sept-15-09
Sagstetter	80	379, 274	$2,500.00	Sept-1-09	Sept-15-09
Storm	68	246	$2,000.00	Sept-1-09	Sept-15-09
Kratzer	60	349	$2,000.00	Sept-1-09	Sept-15-09
Mackey	56.67	315, 382	$2,000.00	Sept-1-09	Sept-15-09
Funk	50	345, 354	$2,000.00	Sept-1-09	Sept-15-09
Martinez	46	377	$2,000.00	Sept-1-09	Sept-15-09
George	40	380	$2,000.00	Sept-1-09	Sept-15-09
Longan	40	250, 334	$2,000.00	Sept-1-09	Sept-15-09
Seger	40	372	$2,000.00	Sept-1-09	Sept-15-09
Ballou	20	367	$2,000.00	Sept-1-09	Sept-15-09
Cortese	20	303	$2,000.00	Sept-1-09	Sept-15-09
Greathouse	20	302	$2,000.00	Sept-1-09	Sept-15-09
Norman	20	301	$2,000.00	Sept-1-09	Sept-15-09
Pullara	20	300	$2,000.00	Sept-1-09	Sept-15-09
Vendetti	15	388	$2,000.00	Sept-1-09	Sept-15-09
Southern Co.	5	355	$2,000.00	Sept-1-09	Sept-15-09
Jordan	20	391	$2,000.00	Sept-1-09	Sept-15-09
St. Charles Mesa Water District [agreement with Two Rivers Basin LLC, not Accord Resources, LLC]	67.5	337	$2,000.00	Apr-15-2009, pending amendment	Jun-1-09, pending amendment

Exhibit C

Real Property Options

See attached

Contract to Buy and Sell Real Estate, dated as of July 9, 2009, by and among Lee Kammerdiner, Linda B. Collins and Accord Resources, LLC

Contract to Buy and Sell Real Estate, dated as of June 25, 2009, by and between Nicholas A. Brown and Accord Resources, LLC

Contract to Buy and Sell Real Estate, dated as of June 25, 2009, by and between Sagebrush Mountain Village, L.L.C. and Accord Resources, LLC

Contract to Buy and Sell Real Estate, dated as of June 30, 2009, by and between Tiegs Family Trust and Accord Resources, LLC

Contract to Buy and Sell Real Estate, dated as of June 11, 2009, by and between Canon National Bank and Accord Resources, LLC